Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

February 26, 2014

FILED VIA EDGAR

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
on behalf of the McKinley Non-U.S. Core Growth Fund

Dear Mr. Newman:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that Post-Effective Amendment Nos. 555 and 562 to the Registration Statement filed on Form N-1A on Thursday, January 23, 2014, and Wednesday, February 26, 2014, respectively, on behalf of the McKinley Non-U.S. Core Growth Fund, be accelerated to become effective on Friday, February 28, 2014.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Post-Effective Amendment Nos. 555 and 562 be accelerated to Friday, February 28, 2014.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

Attachment
Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 26, 2014

FILED VIA EDGAR

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
on behalf of the McKinley Non-U.S. Core Growth Fund REQUEST FOR ACCELERATION

Dear Mr. Newman:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Post-Effective Amendment Nos. 555 and 562 to the Registration Statement filed on Form N-1A on Thursday, January 23, 2014, and Wednesday, February 26, 2014, respectively, on behalf of the McKinley Non-U.S. Core Growth Fund, be accelerated to become effective on Friday, February 28, 2014.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/ James R. Schoenike

James R. Schoenike
President